UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to             .

Commission File Number 001-35008

A.	Full title of the Plan and the address of the Plan, if different from that of the issues named below:

GAIN Capital Holdings, Inc. 2011

Employee Stock Purchase Plan

B.	Name of issuer of the securities help pursuant to the Plan and the address of its principal executive office:

GAIN Capital Holdings, Inc.

Bedminster One

135 Route 202/206

Bedminster, New Jersey 07921

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN

Year Ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Participants

GAIN Capital Holdings, Inc. 2011 Employee Stock Purchase Plan

We have audited the accompanying statement of net assets available for benefits of GAIN Capital Holdings, Inc. 2011 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Stamford, Connecticut

March 23, 2012

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2011

ASSETS
Cash	$161

LIABILITIES
Refunds due to participants	(161)

NET ASSETS AVAILABLE FOR BENEFITS	$—

See accompanying notes to financial statements

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

ADDITIONS:
Participant contributions	$266,571

DEDUCTIONS:
Distributions for purchases of GAIN Capital Holdings, Inc. Common Stock	262,203
Refunds to participants	4,368

Total deductions	266,571

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	—

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	—

End of year	$—

See accompanying notes to financial statements

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the GAIN Capital Holdings, Inc. (the “Company”) 2011 Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was unanimously adopted by the Board of Directors of the Company (the “Board”) on November 22, 2010 and was approved by the stockholders on December 9, 2010. The Plan was effective beginning with the first offering period on January 1, 2011. The Plan is an employee stock purchase plan sponsored by the Company that allows employees to make purchases of the Company’s Common Stock through after tax payroll deductions. The maximum number of shares of Common Stock that may be purchased under the Plan initially is 500,000 shares. This share reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2012 and ending in January 2021, by an amount equal to 0.5% of the total number of outstanding shares of Company Common Stock (on a fully diluted basis) on the last trading day in December of the prior calendar year; provided however that the aggregate number of shares of Common Stock that may be issued or transferred under the ESPP shall not exceed 3,000,000 shares.

Eligibility

All full-time employees working more than 20 hours per week and for more than five months per calendar year, are eligible to participate in the Plan. However, an employee is not eligible to participate in the Plan if the employee owns 5% or more of the outstanding stock of the Company.

Contributions

Employees must elect to participate during the enrollment period prior to the six-month offer period. Offer periods commence on January 1st and July 1st of each year. Participants may elect to contribute 1% to 10% of their base salary through regular payroll deductions on an after-tax basis not to exceed $25,000 on an annual basis, as set forth in the Plan and as limited by the Internal Revenues Code (the “Code”) Section 423. The Company holds the participant contributions until the end of the offer period, at which time Common Stock of the Company is purchased, in whole shares, equal to 85% of the lower of (i) the fair market value per share of Common Stock on the first day of the offering period or (ii) the fair market value per share of Common Stock on each interim purchase date. Such Common Stock shall be deposited directly into a brokerage account established individually for the benefit of each participant. Fair market value is defined on any relevant date under the Plan as the average of the high and low price per share as reported by the New York Stock Exchange. Any excess contributions resulting from the purchase of whole shares is refunded to the participant through payroll. Upon purchase, the shares are allocated to the participant-accounts. A participant can elect to change or stop participation in the Plan at any time. The maximum number of shares which a participant is permitted to purchase through the Plan in any calendar year is 2,000 shares.

Withdrawals

Participants may elect to sell all or portion of his or her purchased shares at any time. Additionally, an employee, once per offering period, may withdraw all payroll deductions made during the offering period at any time prior to the purchase date. No partial withdrawals are permitted. In the event of a participant’s retirement, death, or other termination of employment, participation in the Plan terminates immediately and all amounts deducted for such a participant prior to the end of offering period shall be returned without interest by the Company to the participant.

Administrative expenses

The Plan is administered by the compensation committee of the Board. The expenses of administering the Plan are paid by the Company.

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting and Terminations

At all times, participants have fully vested, non-forfeitable rights to all amounts deducted from their compensation. The Plan may be terminated or amended by the Board at any time. However, the Board may not, without stockholder approval, take any action that would adversely affect the then existing purchase rights of any participant or amend the Plan (i) to increase the number of shares subject to the Plan, (ii) to change the class of persons eligible to participate in the Plan, (iii) to increase materially the benefits accruing to participants under the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Purchases of Stock

Payments for purchase of Common Stock are recorded when the purchases are made at the end of each six-month offering period.

Participant Contributions

Participant contributions are recorded when amounts are deducted from the participant’s compensation for the purchase of Common Stock.

Distributions Due to Participants

Participants may withdraw their contributions to the Plan up to the last day of any offering period; therefore, all participant contributions not previously used to purchase Common Stock are recorded as a liability.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Board to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Plan’s financial statements, and it is possible that such changes could occur in the near term.

Net Assets Available for Benefits

Net assets available for benefits represents net assets available for future purchases or participant withdrawals.

Income Taxes

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exemption status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 3. Share Purchases

As soon as practicable following the end of an offer period, the shares purchased by each participant are deposited into a brokerage account established in the participant’s name.

The purchase activity for the year ended December 31, 2011 was as follows:

	Purchase Shares	Purchase Price
June 30, 2011	28,458	$164,729
December 31, 2011	16,864	97,474

	45,322	$262,203

GAIN CAPITAL HOLDINGS, INC. 2011 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4. Plan Amendments and Terminations

The Board may amend or terminate the Plan at any time. The Plan and all rights of participants shall terminate: (i) on the date on which participants have exercised options to purchase a number of shares equal to or greater than the number of shares then subject to the Plan and stockholders fail to approve additional shares to be added to the Plan or (ii) if earlier, the dates on which the Board terminates the Plan. Upon termination, all payroll deductions shall cease and all amounts credited to participants’ accounts shall be equitably applied to the purchase of full shares of common stock then available under the Plan. The participant shall be issued checks for any remaining amount not allocated to the purchase of Common Stock.

Note 5. Income Tax Status

The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Issuances of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan is being operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAIN Capital Holding, Inc. 2011 Employee Stock Purchase Plan

/s/ Daryl J. Carlough
Daryl J. Carlough
Chief Financial Officer & Chief Accounting Officer
GAIN Capital Holdings, Inc.
March 23, 2012

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm